Form 10-K, Exhibit 13
period 1996-12-31
VIEWLOGIC SYSTEMS INC /DE/
filed 1997-03-28
CIK 880594

                                                              Exhibit 13

WHAT IF...

VIEWLOGIC
SYSTEMS,
INC.
1996
ANNUAL
REPORT

Cover Photo:  front portion of an automobile.


Contents
--------
EXECUTIVES' LETTER TO STOCKHOLDERS             1

REVIEW OF OPERATIONS                           3

FINANCIAL REVIEW                              12

COPRORATE INFORMATION                         32

Financial Highlights
--------------------

(In thousands, except per share data)            1996                1995
----------------------------------------------------------------------------
Total revenue                                 $132,919             $120,960
Operating income                              $ 12,126             $  6,234
Net income                                    $ 11,276             $  2,861
Net income per share                          $   0.66             $   0.17
Non-recurring charges                                              $  6,023
Net income per share excluding
  non-recurring charges                                            $   0.52
Working capital                               $ 57,241             $ 56,437
Total assets                                  $131,209             $118,983
Stockholders' equity                          $ 82,474             $ 77,291
----------------------------------------------------------------------------

Graphs depicting the following information:

                   REVENUES              PRE-TAX PROFIT
                  $ millions               $ millions
                                   (before non-recurring items)

1996                $132.9                    $18.3
1995                $121.0                    $14.2
1994                $118.6                    $17.1
1993                $ 97.9                    $20.0
1992                $ 71.0                    $12.3
1991                $ 52.0                    $ 5.9
1990                $ 36.4                    $ 2.1


TO OUR STOCKHOLDERS

At the beginning of 1996, we set out to achieve a difficult goal:
to shift our primary business focus from Electronic Design Automation
(EDA) for PCB design to EDA for ASIC design. We chose to make this radical change because the ASIC segment of the market is growing considerably faster than the PCB segment. We are pleased to report that our transition has exceeded our internal plans.
     Sales of our ASIC solutions on both the NT and UNIX platforms represented 44 percent of our annual revenues in 1996 compared with approximately 30 percent in 1995. Year-over-year, our ASIC product revenues grew 65 percent in 1996, and in the fourth quarter they grew 82 percent compared with the 1995 fourth quarter. That strong ASIC performance, led by our high-performance simulation, timing and test solutions, helped to make the fourth quarter of 1996 the largest sales quarter in Viewlogic's history.
     We obtained significant ASIC vendor endorsement of our technology in 1996 in the form of sign-off support from five of the leading ASIC vendors for our VCS(TM) simulator. VCS retained its leadership as the fastest available simulator at the behavioral level, and attained a new leadership position as the fastest simulator at the gate level.
And MOTIVE(TM), our timing analysis product, continues to be the only commercially available static timing analysis tool worldwide with ASIC vendor sign-off.
     Additionally, Workview Office(TM), our unique PC-based offering which provides a complete suite of Windows(R) compliant electronic design tools, achieved record customer acceptance in 1996. Sales of this product suite were up 18 percent in 1996 compared with a year ago, and increased
29 percent in the fourth quarter compared with the same period in 1995.

     Sales of the high-performance Windows NT segment exceeded our expectations.
     Our introduction of software solutions for hardware/software co-development also was extremely successful. We achieved in excess of $1 million in orders for our Eagle(TM) software solutions in the fourth quarter, and in February 1997, we completed the acquisition of Eagle
Design Automation. This strategic initiative is in recognition of the growing importance of software in the product design process as engineers pursue design methodologies which afford them maximum flexibility and return on investment.
     Our balance sheet remains very strong. We have no debt, and we continue to generate significant cash from operations. At year-end, our cash and marketable securities balance was $67.3 million, an increase of $6.0 million over year-end 1995. This increase occurred despite the $7.0 million we paid out in our 1996 stock repurchase program and the $2.8 million we disbursed as part of the payment schedule for our acquisition of Silerity, Inc.
     Internationally, our investment in direct sales and service operations in Japan resulted in a 47 percent growth in revenues in Japan year-over-year. We appointed a new managing director for Europe in November, and commenced direct operations in the Benelux nations following our acquisition of TCC, our former distributor, in December.
     We also made several key appointments to strengthen the Company's executive management group. Shiv Tasker, an EDA industry veteran, joined the Company as Senior Vice President - Corporate Marketing and Consulting Services. David Adey was appointed Vice President - Human Resources, and Michael Northwood joined us as Managing Director - European Operations. Hal Julsen completed his first full year as Senior Vice President -
World-wide Sales. (*Also see box, this page.) We believe these appointments provide Viewlogic with an extraordinary depth of management talent.
     We are gratified by all that our employees accomplished in 1996, and in particular, we are pleased with the pace of business with which we finished the year. We believe Viewlogic is better equipped today to address the challenges of the worldwide electronics marketplace, with a renewed focus on the fastest growing segments of that market, a strong management team, and a technology base and product leadership which will enable us to help our customers succeed in their markets.

Sincerely,

/s/ Alain J. Hanover
Alain J. Hanover
Chairman

/s/ William J. Herman
William J. Herman
President and Chief Executive Officer

Photo:  Alain J. Hanover and William J. Herman.

On January 30, 1997, Alain J. Hanover, Chairman, announced the appointment of William J. Herman as President and Chief Executive Officer of Viewlogic Systems, Inc. Mr. Hanover had been Chief Executive Officer as well as Chairman. Mr. Herman was President as well as Chief Operating Officer.
     In making the announcement, Mr. Hanover said: "Will has taken on increasing responsibility within Viewlogic since he rejoined the Company two years ago as part of our acquisition of Silerity, Inc. As President, he has done an excellent job of building a strong management team, rejuvenating our technology and bringing the Company together with a common focus. Will's promotion to CEO reflects well deserved recognition of this leadership."

WHAT IF...?

That's the question most frequently asked by product design engineers in today's nanosecond world as they battle to develop new, complex electronic systems which will satisfy the market's craving for products that are faster, more powerful, less expensive, and easier to use.
     In industry after industry, the pace of electronics innovation is staggering; the pursuit of change, relentless; the need to invent, improve or enhance, imperative. Stop to smell the roses, and the competition stomps your garden.
     The rapid pace of electronics innovation has substantially altered the economies of product development, a major concern made even more challenging by the demands for shorter time to-market, higher product quality, increased production volumes, and lower unit costs.
     The adrenaline rush of product design is fueled by the urgency to adopt new, more efficient electronic design methods, which are prerequisite to further tightening the product development orbit.
     "What if we change...?"
     "What if we find a way?"
     "What if we could...?"
     "What if...?"
     "HERE'S HOW!"
     That is the response of Viewlogic's engineering teams as they focus on developing computer-aided engineering solutions for product design engineers in the burgeoning worldwide electronics marketplace.
     Their mission is to provide those engineers with the best Viewlogic(R) solutions and services which will enable them to design electronic systems faster and still meet all their requirements.
     Solutions which address the critical steps of the product design process: design simulation, synthesis, timing analysis, signal integrity, and test; sophisticated Viewlogic software solutions which move beyond traditional hardware verification into the realm of hardware/software co-development; and advanced initiatives in disciplines as varied as electro-mechanical verification, power analysis, IC signal integrity and timing analysis.
     Viewlogic's challenge is to anticipate: to understand not only the problems faced today by product design engineers, but those they will be battling tomorrow - and to deliver to those customers the range of technologies, processes and services which will enable them to triumph.
     What if...?
     Here's how.

WHAT IF WE CHANGE...

Photo:  cellular telephone.

The telecommunications industry is literally rocketing into the Twenty-first century, fueled by a worldwide demand to compress the planet by transmitting voice, video, and data communications at superfast speeds using sophisticated wireless, mobile and satellite technologies unavailable just a decade ago.
     These product design engineers function in a three dimensional competitive pressure cooker which stretches outward around the globe as well as skyward to earth-orbiting satellites; a kind of "Star Wars" technological battleground requiring superior electronic design tools and high-performance design methodologies which enable them to develop, simulate, test, analyze, and verify highly complex network products in parallel, rather than serially, one component at a time.
     Viewlogic's Powerview(R) family of high-performance design automation tools, in combination with the company's SpeedWave(TM) and VCS(TM) simulators, enable engineers to modify multiple characteristics of a complex system online, without time-consuming physical prototyping, and quickly evaluate the impact of the alterations on real-life performance.

Photo:  cellular telephone (continued).

WHAT IF WE FIND A WAY...

Photo:  video camera.

The complex electronic designs which give thousands of consumer products their sex appeal are a major migraine for product design engineers confronted by the market's relentless demands for "cheaper/smaller/better/ faster - now!"
     Repeatedly infusing those products with innovative features, increased power, and enhanced performance necessitates the development of integrated circuits (ICs) with extraordinary chip densities and signal speeds. Engineers are pushing miniaturization to the point where it begins to collide with the rules of quantum physics. Detecting distortions such as cross-talk as electrons scream through submicron tunnels in these high-performance circuits is critical to the successful production of semiconductors and printed circuit boards (PCBs).
     Product design engineers use Viewlogic's MOTIVE(TM) timing analysis and XTK(TM) signal integrity solutions as the "critical enablers" to find potential failure, isolate and control signal distortion, and simulate, localize and quantify electromagnetic interference.

Photo:  video camera (continued).

WHAT IF WE COULD...

Photo:  patient heart rhythm printout.

The ability to embrace new technologies and incorporate them into the design of highly sophisticated, precision instruments is most evident in the field of medical diagnostics, where discovery on the understanding and treatment of disease is often linked directly to the invention of equipment which makes discovery possible.
     Product design engineers in this highly competitive industry face tremendous technical challenges, as well as relentless pressure to perfect the complex designs on tighter development schedules in order to meet the demands of a market which feeds on innovation. Increasingly, they are integrating the front-end logic and back-end physical design steps to improve communication between what might work and what really does, a methodology which demands hardware and software design tools that possess extraordinary intelligence.
     Viewlogic's Workview Office(TM) suite is the dominant solution for computer-assisted engineering of electronic systems design on Windows(R) platforms, providing engineers with extraordinary design flexibility at an affordable price.

Photo:  patient heart rhythm printout (continued).

WHAT IF WE MODIFY...

Photo:  front portion of an automobile.

Among the most vexing product design problems faced by automotive engineers is developing the electronic modules and interconnect harnesses which link the complex web of mechanical and electrical systems that control vehicle performance, safety, fuel efficiency and emissions, and operator/ passenger comfort.
     Their goal is to electronically "fabricate" the logic of a new module/ harness design and link it to a simulated physical wiring configuration without ever leaving their workstation keyboards; then analyze and verify the "real world" performance of the entire system online, modifying, adjusting and changing components and software without having to undertake time-consuming and costly repetitive steps for each design iteration.
     Design engineers rely upon Viewlogic's Eagle(TM) hardware/software co-development solutions to thoroughly check and test multiple software configurations to create complex electro-mechanical systems which provide the specific capabilities consumers require in their automobiles.

Photo:  front portion of an automobile (continued).


Financial Review
----------------
MANAGEMENT'S DISCUSSION                           13

CONSOLIDATED FINANCIAL STATEMENTS                 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        21

INDEPENDENT AUDITORS' REPORT                      29

SELECTED QUARTERLY FINANCIAL DATA                 30

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA      31


MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDIDITON
AND RESULTS OF OPERATIONS

Results of Operations
---------------------
The Company's revenue increased 9.9% from $120,960,000 in 1995 to $132,919,000 in 1996 and net income increased 294.1% from $2,861,000 in
1995 to $11,276,000 in 1996. Excluding the non-recurring expense of $6,023,000 in 1995 associated with the fourth quarter acquisition of Silerity, Inc. ("Silerity") and net gain from investments of $3,898,000 in 1996, net income was $8,884,000 in 1995 and $8,877,000 in 1996.
     On December 19, 1996, the Company acquired The CAE Company B.V. ("TCC") and Electronic Design Automation Services Europe B.V. ("EDAS"). The acquisition has been accounted for as a purchase, and accordingly, the consolidated financial statements and management's discussion and analysis reflect the combined operations only after the December 19, 1996 closing date.
     This discussion contains certain forward-looking statements which involve risks and uncertainties, and the Company's actual results may differ from those discussed. Some of the factors that might cause such a difference are discussed below. (See "Factors That May Affect Future Results and Financial Condition").
     The following table sets forth for the periods indicated the percentage of revenue represented by certain items in the Company's Consolidated Financial Statements:

                                             Year ended December 31,
                                       ----------------------------------
                                        1996          1995          1994
-------------------------------------------------------------------------
Revenue:                                100.0%        100.0%        100.0%
 Software                                61.4          63.6          73.6
 Services and other                      38.6          36.4          26.4
Costs and expenses:
 Cost of software                         8.6           9.0           8.1
 Cost of services and other               9.8           9.2           7.9
 Selling and marketing                   43.9          45.4          47.4
 Research and development                20.6          18.7          17.1
 Purchased research and development                     5.0          13.0
 General and administrative               8.0           7.5           8.9
                                       -----------------------------------
  Total operating expenses               90.9          94.8         102.4
                                       -----------------------------------
Income (loss) from operations             9.1           5.2          (2.4)
Total other income                        4.7           1.6           1.3
                                       -----------------------------------
Income (loss) before income taxes        13.8           6.8          (1.1)
Provision for income taxes                5.3           4.4           4.2
                                       -----------------------------------
Net income (loss)                         8.5%          2.4%         (5.3%)
--------------------------------------------------------------------------

Revenue
-------
The Company derives revenue primarily from the licensing of its software products. In addition, the Company derives revenue from the provision of maintenance, consulting and training services to customers. Maintenance revenue constitutes the majority of services and other revenue.
     The Company's revenue increased by 2.0% from $118,580,000 in 1994 to $120,960,000 in 1995 and increased by 9.9% to $132,919,000 in 1996. Software revenue decreased 11.8% from 1994 to 1995 and increased 6.1% from 1995 to 1996. The increase in the revenue growth rate from 1995 to 1996 was primarily due to the strong product sales of the Company's ASIC tool suite and increased sales in Japan. Product revenue from the Company's ASIC tool suite, which includes Viewlogic's Chronologic VCS(TM), Quad Design Motive(TM) and Sunrise Testgen(TM) tools, increased over 50% from 1995 to 1996. These increases were offset by less than expected sales in the European market. The European market has historically been more oriented toward system design products and offers less opportunity for the Company's ASIC tool offerings. Services and other revenue increased 40.6% from 1994 to 1995 and increased 16.4% from 1995 to 1996. These increases were due to the increase in maintenance and customer support revenue from a growing installed base of customers, as well as increased consulting and customization services and increased training programs. The larger growth rate in services and other revenue in 1995 was largely attributable to a significant increase in consulting revenue in 1995. For the immediate future, the Company anticipates that the rate of growth of services and other revenue will be at least equal to the software revenue growth rate. The Company's percentage of revenue attributable to software product licenses decreased from 73.6% in 1994 to 63.6% in 1995 and to 61.4% in 1996 due to a larger increase in services and other revenue.
     International revenue represented 34.5%, 35.1% and 35.1%, respectively, of total revenue in 1994, 1995 and 1996. International revenues remained constant in 1996 due to the positive impact of the Company's direct sales operation in Japan where revenues increased 46.5% from 1995 to 1996, offset by the decrease in revenues in Europe. Revenue from Europe, including export sales, was $22,673,000, $22,080,000 and $20,163,000 or 19.1%, 18.3% and
15.2% of total Company revenue, respectively, in 1994, 1995 and 1996. No customer accounted for more than 10% of revenue in 1994, 1995 or 1996.

Cost of Software Revenue
------------------------
Cost of software revenue consists primarily of expenses associated with product documentation, packaging, royalty costs, amortization of capitalized software and purchased technology costs, duplication and order administration costs. Cost of software revenue increased from $9,681,000 in 1994 to $10,887,000 in 1995 and to $11,472,000 in 1996, representing 11.1%, 14.1% and
14.0% of software revenue, respectively. Cost of software revenue increased in 1996 primarily due to increased amortization of purchased software costs, increased amortization of capitalized software and increased costs in Europe and Japan. These amounts are partially offset by decreased documentation costs. The increase in cost of software revenue as a percentage of software revenue from 11.1% in 1994 to the 14.0% range in 1995 and 1996 is largely attributable to higher royalty costs paid as a result of increased third-party content in the Company's product offerings.

Cost of Services and Other Revenue
----------------------------------
Cost of services and other revenue consists primarily of customer support and training expenses and the expense of consulting services provided to customers. Cost of services and other revenue increased from $9,348,000 in 1994 to $11,102,000 in 1995 and to $12,996,000 in 1996, representing 29.9%,
25.2% and 25.4% of services and other revenue, respectively. The increases in 1995 and 1996 reflect higher personnel-related costs associated with increased customer support and training costs and an increase in outside consulting fees required to support the Company's growing customer base. The decrease in the expense as a percentage of revenue from 1994 to 1995 and 1996 reflects better utilization of customer support and consulting services.

Selling and Marketing Expenses
------------------------------
Selling and marketing expenses decreased from $56,226,000 in 1994 to $55,021,000 in 1995 and increased to $58,294,000 in 1996. The decrease in 1995 was due in part to a cost-effective change in sales compensation policies and lower bad debt expense. The increase in 1996 is due primarily to higher personnel-related costs due to the increase in the number of sales and marketing personnel from 259 in 1995 to 292 in 1996 and increased selling and marketing costs in Japan required to support the establishment of a direct sales operation. As a percentage of revenue, selling and marketing expenses decreased from 47.4% in 1994 to 45.4% in 1995 and to 43.9% in 1996.

Research and Development Expenses
---------------------------------
Research and development expenses increased from $20,255,000 in 1994 to $22,644,000 in 1995 and to $27,412,000 in 1996. Research and development expenses as a percentage of revenue increased from 17.1% in 1994 to 18.7% in 1995 and to 20.6% in 1996. Increased research and development expenses in 1995 and 1996 resulted primarily from higher personnel-related costs and outside consulting costs associated with the development of new products and enhancement of existing products. The Company anticipates that it will continue to devote substantial resources to product research and development. The increases in research and development expenses as a percentage of revenue in 1995 and 1996 reflect the Company's commitment to continue to develop new products and enhance existing products.
     Software development costs are accounted for in accordance with SFAS
No. 86, under which the Company is required to capitalize software development costs once technological feasibility has been established. The amount of software development costs capitalized for 1994, 1995 and 1996 was $2,164,000, $2,349,000 and $2,759,000 respectively, representing 9.7%, 9.4%
and 9.1% of total research and development costs in those years. The
Company amortizes such amounts over four years. See Note 1 to Consolidated Financial Statements. The amortization of capitalized software included in cost of software revenue was $900,000, $1,837,000 and $2,137,000 in 1994, 1995 and 1996, respectively.

Purchased Research and Development
----------------------------------
The Company recorded non-recurring expenses of $15,377,000 in the third quarter of 1994 and $6,023,000 in the fourth quarter of 1995 for purchased research and development expenses associated with the Sunrise Test Systems, Inc. ("Sunrise") and Silerity acquisitions, respectively.

General and Administrative Expenses
-----------------------------------
General and administrative expenses decreased from $10,572,000 in 1994 to $9,049,000 in 1995 and increased to $10,619,000 in 1996. As a percentage of revenue, general and administrative expenses decreased from 8.9% to 7.5%
and increased to 8.0% during such periods. Non-recurring costs of $3,100,000 associated with the merger with Chronologic Simulation ("Chronologic") are included in the 1994 expenses. Excluding this non-recurring item, general and administrative expenses as a percentage of revenue were 6.3% in 1994. The increases in 1995 and 1996 are mainly due to increases in recruitment and employee relocation costs arising from high turnover in the Company's sales and product development organizations. The 1995 costs also included legal fees resulting from increased litigation.

Income (Loss) from Operations
-----------------------------
The Company's operating income increased from an operating loss of $2,879,000 in 1994 to operating income of $6,234,000 in 1995 and
$12,126,000 in 1996. Operating income (loss) as a percentage of revenue increased from (2.4%) in 1994 to 5.2% in 1995 and 9.1% in 1996. Excluding the non-recurring costs associated with the Chronologic merger and the Sunrise and Silerity purchases, the Company reported income from operations in 1994 and 1995 of $15,598,000 and $12,257,000, respectively. Income from operations as a percentage of revenue, excluding the non-recurring costs, decreased from 13.2% in 1994 to 10.1% in 1995 and to 9.1% in 1996. The decreases in 1995 and 1996 are primarily due to lower than anticipated sales growth in those years on higher fixed expense bases.

Interest Income, Net
--------------------
Net interest income increased from $1,538,000 in 1994 to $1,991,000 in 1995 and decreased to $1,982,000 in 1996. The increase in 1995 is primarily due to higher interest income earned on increased cash and marketable securities balances. The slight decrease in 1996 is primarily due to lower interest rates earned on cash and marketable securities in that year.

Other Income (Expense), Net
---------------------------
Other expense, net in 1994 and 1995 are almost entirely attributable to foreign exchange transaction losses of $25,000 and $400,000, respectively, offset by a capital gain of $258,000 on the sale of marketable securities in 1995. Other income in 1996 primarily includes a gain of $6,598,000 on the sale of an investment offset by $2,174,000 of losses recognized under the equity method of accounting for the Company's investment in Eagle Design Automation, Inc. ("Eagle").

Income Taxes
------------
The provision for federal and state income taxes increased from $4,928,000 in 1994 to $5,328,000 in 1995 and $7,056,000 in 1996. These tax
provisions represent effective tax rates of 35.2%, 37.5% and 38.5% in 1994, 1995 and 1996, respectively, after excluding the non-recurring costs of $15,377,000 in 1994 and $6,023,000 in 1995 related to purchased research and development associated with the Sunrise and Silerity acquisitions, respectively, which are not tax deductible. The effective tax rate increases in 1995 and 1996 primarily reflect higher tax rates incurred on increased profitability in Japan in both of those years and non-deductible expenses incurred under the equity method of accounting for the Company's investment in Eagle for 1996.

Net Income (Loss)
-----------------
Net income increased from a net loss of $6,317,000 ($0.36 per share) in 1994 to net income of $2,861,000 ($0.17 per share) in 1995 and $11,276,000
($0.66 per share) in 1996. Excluding the after-tax effect of non-recurring items ($17,609,000 in 1994 and $6,023,000 in 1995), net income was
$11,292,000 or $0.65 per share in 1994 and $8,884,000 or $0.52 per share in
1995. After excluding the after-tax effect of the net gain on investments, net income was $8,877,000, or $0.52 per share, in 1996. See Note 1 to Consolidated Financial Statements.

Factors That May Affect Future Results and Financial Condition
--------------------------------------------------------------
Future financial results are difficult or impossible to predict, despite the Company's past financial performance. Intense competition and rapid technological changes are inherent in the EDA industry. The Company faces the many risks and uncertainties posed by that competition and technological change, including success in continuously developing and marketing new products; protection of its products by effective utilization of intellectual property laws; product quality, reliability, ease of use, feature set and price; diversity of product line; general economic and business conditions in the United States and abroad; the ability to hire, retain and motivate highly qualified personnel; business conditions and growth in the EDA industry; industry-wide price erosion; and customer acceptance of the Company's products.
     The Company's products are in various stages of their life cycles. The Company's success is dependent on its ability to develop complex and competitive new products, to introduce them to the marketplace ahead of the competition and to have them selected by customers. The Company is striving to bring new products to market to meet customer needs, but there is no assurance that it will succeed in doing so. Since product life cycles are continually becoming shorter, if new product introductions are delayed or if new products do not address market needs then revenues and profits for current and future products may be affected as customers may shift to competitors to meet their requirements. The Company's competitors consist of large companies, many of which have greater market share and substantially greater financial and other resources than the Company; emerging companies with new and innovative technology; and customers who develop their own EDA tools.
     As is common in the software industry, the Company frequently ships more product in the third month of each quarter than in either of the first two months of the quarter, and shipments in the third month are higher at the end of that month. This pattern is likely to continue. The concentration of sales in the last month of the quarter makes the Company's quarterly financial results difficult to predict. Also, if sufficient business does not materialize or a disruption in the Company's production or shipping occurs near the end of a quarter, the Company's revenues for that quarter may be materially adversely affected.
     A substantial portion of the Company's revenue is derived from its international operations. As a result, the Company's operations and financial results could be significantly affected by international factors, such as weak economic conditions in foreign markets and differing technology or product preferences in different countries.
     The highly technical nature of the Company's products and services and the intense competition in the Company's markets heightens the need and importance of hiring, retaining and motivating highly qualified technical personnel. The intense competition in the EDA industry increases the difficulty in doing so and has created a shortage of highly qualified engineering and sales personnel.
     Because of these and other factors, past financial results may not be a useful predictor of future results and any forward looking statements about the Company's financial performance, business operations and other factors should be viewed with caution. Also, the Company's participation in a highly dynamic industry often results in significant volatility of the Company's common stock price.

Liquidity and Capital Resources
-------------------------------
The Company has funded its operations to date primarily through sales of equity securities, equipment financing leases, and since 1990, positive cash flows from operations.
     As of December 31, 1996, the Company had $67,344,000 of cash and marketable securities (including $5,565,000 classified as non-current). The Company has $57,241,000 of working capital. As of December 31, 1996, the Company had $44,126,000 in current liabilities and $17,141,000 in minimum operating lease obligations. See Note 8 to Consolidated Financial
Statements.
     The Company has consistently generated cash from operations with net cash generated by operating activities declining by 32.6% from $25,600,000 in 1994 to $17,262,000 in 1995 and growing by 14.7% to $19,808,000 in
1996. The Company's cash and cash equivalents and marketable securities
(both current and non-current) has increased by $12,127,000 over the two year period from $55,217,000 as of December 31, 1994 to the $67,344,000 balance as of December 31, 1996. The increase occurred even though the Company expended $6,767,000 to purchase Silerity, TCC and EDAS and $10,568,000 to repurchase certain outstanding shares of the Company's common stock. In October 1995, the Company's Board of Directors authorized the Company to repurchase up to 2,000,000 shares of the Company's common stock from time to time over the next year as market and business conditions warrant in open market, negotiated and block transactions. This authorization was later extended for an additional year to October 1997. The repurchased shares will be used in the Company's stock option plans and employee stock purchase plans and for general corporate purposes. As of December 31, 1996 the Company has spent $10,568,000 to repurchase 1,000,000 shares.
     On February 19, 1997, the Company purchased the 80% of the capital stock of Eagle not previously owned by the Company for an initial cash payment of $5,788,000 and certain future contingent payments. See Note 3 to Consolidated Financial Statements.
     Based on its operating plan, the Company currently believes that its available cash and cash generated from operations will be sufficient to fund the Company's operations for the foreseeable future.
     The Financial Accounting Standards Board issued SFAS No. 125,
"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, which is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company will adopt SFAS No. 125 in 1997, however management does not believe that adoption will have a material effect on the Company's consolidated financial statements.

              Viewlogic Systems, Inc. and Subsidiaries
                    CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                          -------------------
(In thousands, except share data)            Notes         1996         1995
-----------------------------------------------------------------------------
Assets:
 Current assets:
  Cash and cash equivalents                    1       $ 41,297     $ 34,387
  Marketable securities                       1,4        20,482       23,381
  Accounts receivable (less allowance for                32,507       29,054
   doubtful accounts, $1,503 in 1996 and
   $1,215 in 1995)
  Prepaid expenses and other                              6,779        5,494
  Deferred income taxes                       1,7           302          322
                                                      -----------------------
   Total current assets                                 101,367       92,638
                                                      -----------------------
 Marketable securities - non-current          1,4         5,565        3,619
 Property and equipment:                       1
  Equipment                                              25,360       26,213
  Furniture and fixtures                                  3,625        3,329
                                                      -----------------------
   Total                                                 28,985       29,542
  Less accumulated depreciation                          15,236       17,503
                                                      -----------------------
   Property and equipment - net                          13,749       12,039
 Other assets:                                 1
  Capitalized software costs - net                        5,724        5,102
  Purchased technology - net                   2          2,261        3,127
  Goodwill - net                               2          1,582        1,177
  Deposits and other                                        961        1,281
                                                      -----------------------
   Total other assets                                    10,528       10,687
                                                      -----------------------
   Total                                              $ 131,209    $ 118,983
                                                      =======================
Liabilities and stockholders' equity:
 Current liabilities:
  Current portion of capital lease obligations        $      32    $      77
  Accounts payable                                        3,232        2,926
  Accrued compensation                                   10,684        7,255
  Accrued expenses                             1          8,551        4,279
  Notes payable to Silerity shareholders      1,2                      2,805
  Deferred revenue                             1         20,323       17,447
  Deferred income taxes                       1,7         1,304        1,412
                                                      -----------------------
   Total current liabilities                             44,126       36,201
 Deferred income taxes                        1,7         4,609        5,453
 Capital lease obligations                                                38
 Commitments and contingencies               2,3,8
Stockholders' equity:                         1,6
 Preferred stock, $.01 par value; authorized,
  5,000,000 shares; issued, none
 Common stock, $.01 par value; authorized,                  174          170
  40,000,000 shares; issued, 17,403,576
  and 17,006,396 shares
 Additional paid-in capital                              73,944       70,093
 Retained earnings                                       18,414        7,138
 Unrealized holding gains, net of tax          4          1,470        3,537
 Cumulative translation adjustment                         (960)         (82)
                                                      -----------------------
                                                         93,042       80,856
 Less: Treasury stock at cost, 1,000,000                (10,568)      (3,565)
  and 320,000 shares
                                                      -----------------------
   Total stockholders' equity                            82,474       77,291
                                                      -----------------------
   Total                                              $ 131,209    $ 118,983
                                                      =======================

-----------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

              Viewlogic Systems, Inc. and Subsidiaries
               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Year ended December 31,
                                               ------------------------------
(In thousands, except per share data) Notes     1996         1995        1994
-----------------------------------------------------------------------------
Revenue:                              1,9
 Software                                    $81,661     $ 76,941    $ 87,270
 Services and other                           51,258       44,019      31,310
                                            ---------------------------------
  Total revenue                              132,919      120,960     118,580
                                            ---------------------------------
Costs and expenses:
 Cost of software                             11,472       10,887       9,681
 Cost of services and other                   12,996       11,102       9,348
 Selling and marketing                        58,294       55,021      56,226
 Research and development                     27,412       22,644      20,255
 Purchased research and development    2                    6,023      15,377
 General and administrative                   10,619        9,049      10,572
                                            ---------------------------------
  Total operating expenses                   120,793      114,726     121,459
                                            ---------------------------------
Income (loss) from operations                 12,126        6,234      (2,879)
                                            ---------------------------------
Other income (expense):
 Interest income                               2,081        2,143       1,642
 Interest expense                                (99)        (152)       (104)
 Other, net                                    4,224          (36)        (48)
                                            ---------------------------------
  Other income, net                            6,206        1,955       1,490
                                            ---------------------------------
Income (loss) before income taxes             18,332        8,189      (1,389)
Provision for income taxes             7       7,056        5,328       4,928
                                            ---------------------------------
Net income (loss)                            $11,276     $  2,861    $ (6,317)
                                            =================================
Net income (loss) per common share     1      $ 0.66      $  0.17    $  (0.36)
                                            =================================
Weighted average number of common and
 common equivalent shares outstanding  1      17,104       17,249      17,391
-----------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

             Viewlogic Systems, Inc. and Subsidiaries
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (Continued below)

                                 Common Stock   Additional            Deferred
(In thousands,                 ---------------     Paid-In  Retained   Compen-
 except share data)             Shares   Amount    Capital  Earnings    sation
------------------------------------------------------------------------------
Balance, January 1, 1994       15,928,792   $159   $59,167   $11,101    $(375)
 Issuance of common stock         471,519      5     4,865
 Issuance of common stock in
  connection with merger          299,824      3
 Issuance of stock by pooled
  company                                              550
 Tax benefit arising from
  exercise of stock options                          1,513
 Stock options assumed in
  connection with Sunrise Test
  Systems, Inc. acquisition                          1,430
 Deferred compensation                                 108                375
 Dividends paid to pooled
  company's shareholders                                        (160)
 Redesignation of pooled company's
  retained earnings as an
  S-Corporation prior to merger                        347      (347)
 Unrealized holding loss, net of tax
 Translation adjustment
 Net loss                                                     (6,317)
                              ------------------------------------------------
Balance, December 31, 1994     16,700,135    167    67,980     4,277
 Issuance of common stock         306,261      3     1,753
 Repurchase of common stock
 Tax benefit arising from
  exercise of stock options                            346
 Stock options assumed in
  connection with Silerity,
  Inc. acquisition                                      14
 Unrealized holding gain,
  net of tax
 Translation adjustment
 Net income                                                    2,861
                              ------------------------------------------------
Balance, December 31, 1995     17,006,396    170    70,093     7,138
 Issuance of common stock         397,180      4     3,411
 Repurchase of common stock
 Tax benefit arising from
  exercise of stock options                            440
 Unrealized holding loss,
  net of tax
 Translation adjustment
 Net income                                                   11,276
                              ------------------------------------------------
Balance, December 31, 1996     17,403,576   $174   $73,944   $18,414   $   0
                              ================================================

(Continuation of Consolidated Statements of Stockholders' Equity):

                          Unrealized
                             Holding    Cumulative   Treasury Stock
(In thousands,                Gains/   Translation  ----------------
 except share data)         (losses)    Adjustment   Shares   Amount    Total
-----------------------------------------------------------------------------
Balance, January 1, 1994                    $ (10)                    $70,042
 Issuance of common stock                                               4,870
 Issuance of common stock
  in connection with merger                                                 3
 Issuance of stock by
  pooled company                                                          550
 Tax benefit arising from
  exercise of stock options                                             1,513
 Stock options assumed in
  connection with Sunrise,
  Inc. acquisition                                                      1,430
 Deferred Compensation                                                    483
 Dividends paid to pooled
  company's shareholders                                                 (160)
 Redesignation of pooled company's
  retained earnings as an S-
  Corporation prior to merger
 Unrealized holding loss,
  net of tax                 $   (69)                                     (69)
 Translation adjustment                         7                           7
 Net loss                                                              (6,317)
                              ------------------------------------------------
Balance, December 31, 1994       (69)          (3)                     72,352
 Issuance of common stock                                               1,756
 Repurchase of common stock                         320,000  $(3,565)  (3,565)
 Tax benefit arising from
  exercise of stock options                                               346
 Stock options assumed in
  connection with Silerity,
  Inc. acquisition                                                         14
 Unrealized holding gain,
  net of tax                   3,606                                    3,606
 Translation adjustment                       (79)                        (79)
 Net income                                                             2,861
                             -------------------------------------------------
Balance, December 31, 1995     3,537          (82)  320,000   (3,565)  77,291
 Issuance of common stock                                               3,415
 Repurchase of common stock                         680,000   (7,003)  (7,003)
 Tax benefit arising from
  exercise of stock options                                               440
 Unrealized holding loss,
  net of tax                  (2,067)                                  (2,067)
 Translation adjustment                      (878)                       (878)
 Net income                                                            11,276
                             ------------------------------------------------
Balance, December 31, 1996    $1,470       $(960) 1,000,000 $(10,568) $82,474
                             ================================================
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

              Viewlogic Systems, Inc. and Subsidiaries
               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Year ended December 31,
                                             ---------------------------------
(In thousands)                                1996          1995        1994
------------------------------------------------------------------------------
Cash flows from operating activities:
Net Income (loss)                          $11,276       $ 2,861     $(6,317)
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
 Purchased research and development                        6,023      15,377
 Depreciation                                5,209         4,703       3,964
 Gain on sale of investment                 (6,598)
 Amortization of capitalized software
  and purchased technology                   3,003         2,660       1,342
 Amortization of goodwill                      233           234          60
 Compensatory stock options and
  amortization of deferred
  compensation expense                                                 1,033
 Deferred income taxes                           2          (319)      1,526
 Change in assets and liabilities, net of
  effects from purchase of Sunrise Test
  Systems, Inc., Silerity, Inc., The CAE
  Company B.V. and Electronic Design
  Automation Services Europe B.V.:
   Accounts receivable                      (2,743)          682          93
   Prepaid expense and other                (1,010)          715      (1,029)
   Accounts payable                           (417)         (411)        714
   Accrued compensation                      3,429        (1,611)      1,241
   Accrued expenses                          4,695           796       3,506
   Deferred revenue                          2,729           929       4,124
   Deferred rent                                                         (34)
                                          -----------------------------------
Net cash provided by operating activities   19,808        17,262      25,600
                                          -----------------------------------
Cash flows from investing activities:
 Purchase of marketable securities         (22,283)      (22,353)    (16,551)
 Proceeds from sale of marketable
  securities                                26,828        21,446      19,178
 Expenditures for property and equipment    (6,892)       (5,390)     (4,997)
 Capitalized software costs                 (2,759)       (2,349)     (2,164)
 Purchased technology                                                     68
 Decrease in deposits and other                320           361         716
 Purchase of Sunrise Test Systems,
  Inc., net of cash                                       (3,748)    (13,114)
 Purchase of Silerity, Inc., net of cash                  (3,251)
 Purchase of The CAE Company B.V. and
  Electronic Design Automation Services
  Europe B.V., net of cash                    (711)
                                          -----------------------------------
Net cash used in investing activities       (5,497)      (15,284)    (16,864)
                                          -----------------------------------
Cash flows from financing activities:
 Proceeds from issuance of common stock      1,533         1,395       1,263
 Proceeds from exercise of stock options     1,882           361       3,610
 Repurchase of common stock                 (7,003)       (3,565)
 Principal payment of capital
  lease obligations                            (85)         (313)       (476)
 Dividends paid by pooled company                                       (160)
 Repayment of notes to former Silerity,
  Inc. shareholders                         (2,805)
                                          -----------------------------------
Net cash provided by (used in) financing
 activities                                 (6,478)       (2,122)      4,237
                                          -----------------------------------
Effect of exchange rate changes on cash       (923)          (21)         41
                                          -----------------------------------
Net increase (decrease) in cash and
 cash equivalents                            6,910          (165)     13,014
Cash and cash equivalents, beginning
 of the year                                34,387        34,552      21,538
                                          -----------------------------------
Cash and cash equivalents, end of the year $41,297       $34,387     $34,552
                                          ===================================
-----------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (In thousands, except share and per share data)

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
------------------
Viewlogic Systems, Inc. (the "Company") was founded in 1984. Subsidiaries of the Company operate in the United States, Europe, Japan and India and include Viewlogic Europe BV, Viewlogic Systems Japan, Viewlogic Systems
India Private Ltd., Quad Design Technology, Inc. ("Quad"), Chronologic Simulation ("Chronologic"), Sunrise Test Systems, Inc. ("Sunrise"), Silerity, Inc. ("Silerity"), The CAE Company B.V. ("TCC") and Electronic Design Automation Services Europe B.V. ("EDAS"). The Company and its subsidiaries develop, market and support a comprehensive family of software products that aid engineers in the design of advanced electronic products. The Company markets its products in the United States, Canada, Europe, Asia, Australia, Africa and South America.

Use of Estimates
----------------
The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at the balance sheet date. Actual results may differ from such estimates.

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of Viewlogic Systems, Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated. Investments in affiliates owned 20% or more are accounted for using the equity method. Investments in affiliates which are less than 20% owned are recorded under the cost method and are included in deposits and other.

Foreign Currency Translation
----------------------------
The financial statements of foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52. Foreign currency gains and (losses) included in other income and expense were $130, $(354) and $(25) for the years ended December 31, 1996, 1995 and 1994, respectively.

Revenue Recognition
-------------------
SOFTWARE - Revenue from the sale of software licenses is recognized upon receipt of a signed order and software license agreement and shipment of the product, provided that no significant obligations remain and collection of the receivable is considered probable.

SERVICES AND OTHER - Revenue from training and consulting is recognized as the related services are performed. Maintenance revenue is deferred and recognized ratably over the maintenance period, generally twelve months.

Property and Equipment
----------------------
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets (three to five years). Equipment leased under capital leases is amortized over the lesser of its useful life or the lease term. During 1996, the Company wrote off $7,391 of fully depreciated assets.

Capitalization of Software Costs
--------------------------------
Certain software costs for products and product enhancements are capitalized after technological feasibility has been established. Amortization is provided over estimated lives of four years. Accumulated amortization was approximately $5,523 and $4,280 at December 31, 1996 and 1995, respectively.

Goodwill
--------
Goodwill is being amortized on a straight-line basis over 7 years. The carrying value of goodwill is reviewed whenever events or circumstances occur which indicate that the carrying value may not be recoverable. Accumulated amortization was $527 and $294 at December 31, 1996 and 1995, respectively.

Purchased Technology
--------------------
Purchased technology comprises acquired software and is recorded at cost. Amortization is provided over estimated lives of five to six years. Accumulated amortization was approximately $3,054 and $2,189 at December 31, 1996 and 1995, respectively.

Income Taxes
------------
Deferred income taxes are provided on items recognized in different periods for financial reporting purposes than for income tax purposes. Deferred income taxes relate primarily to temporary differences in the recognition of depreciation expense, capitalized software costs, provisions for doubtful accounts and the utilization of net operating losses for financial and tax reporting purposes.

Foreign Exchange Contracts
--------------------------
The Company enters into foreign exchange contracts as a hedge against certain foreign accounts receivable. Market value gains and losses are recognized, and the resulting credit or debit offsets foreign exchange gains or losses on those receivables. Realized and unrealized gains and losses on foreign exchange contracts for fiscal year 1996 were insignificant.

Cash Equivalents and Marketable Securities
------------------------------------------
Cash equivalents include short-term, highly liquid investments, which consist primarily of time deposits, money market and equity securities, purchased with remaining maturities of three months or less. Marketable securities consist primarily of municipal bonds, government debt securities and equity securities.
     Marketable securities, classified as available for sale, consist of securities having maturity dates of more than three months and equity securities and are stated at fair value. Marketable securities maturing more than one year from the balance sheet date are classified as non-current. Aggregate unrealized holding gains, net of tax, of $1,470 and $3,537 at December 31, 1996 and 1995, respectively, have been included as a separate component of stockholders' equity in the accompanying consolidated balance sheets.
     Supplemental cash flow information is as follows:

                                            Year ended December 31,
                                        -------------------------------
                                         1996         1995        1994
-----------------------------------------------------------------------
Cash paid for interest                  $  303       $   32      $  121
Cash paid for income taxes               3,975        3,214       1,761
Increase in capital leases                               18          20
TCC and EDAS acquisition:
 Assumption of liabilities               1,411
Silerity acquisition:
 Payable to shareholders
  of Silerity                                         2,805
 Assumption of liabilities                                7
Sunrise acquisition:
 Payable to shareholders
  of Sunrise                                                      3,748
 Conversion of subordinated
  promissory note                                                 1,000
 Assumption of liabilities                                        1,602
 Goodwill resulting from
  recording deferred taxes                                        1,635

Income (Loss) Per Common Share
------------------------------
Income (loss) per common share is computed using the weighted average number of common and common equivalent shares outstanding during each year. Common stock equivalents consist of stock options and warrants (using the treasury stock method). Fully diluted and primary earnings per share are the same for each year.

Fair Value of Financial Instruments
-----------------------------------
The estimated fair value of cash, accounts receivable, accounts payable and debt approximate fair value due to the short-term nature of these instruments. The fair value of marketable securities is based on current market values.

Stock-Based Compensation
-------------------------
The Company uses the intrinsic value-based method of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," to account for employee stock-based compensation plans.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
------------------------------------------------------------------------------
The Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, which is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company will adopt SFAS No. 125 in 1997, however management does not believe that adoption will have a material effect on the Company's consolidated financial statements.

2.  ACQUISITIONS

The CAE Company B.V. and Electronic Design Automation Services Europe B.V.
--------------------------------------------------------------------------
On December 19, 1996, the Company acquired all of the outstanding capital stock of TCC and EDAS, both companies under common ownership, for $900.
This acquisition was accounted for as a purchase and the total purchase price of $908 including expenses of $8 was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values.
This allocation resulted in goodwill of $1,049. If TCC and EDAS had been acquired as of the beginning of 1995, the effect on the consolidated results of operations would not have been significant.

Silerity, Inc.
--------------
On December 15, 1995, the Company acquired all of the outstanding capital stock of Silerity for $6,209 in cash and assumption of stock options valued at $14, net of $6 in tax benefits plus certain contingent payments. This acquisition was accounted for as a purchase and the total purchase price of $6,373, including expenses of $156, was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values. Of the total, $6,023 was allocated to purchased research and development and was charged to expense as of the acquisition date. In addition, the purchase agreement requires the Company to pay certain employee shareholders on March 31, 1997 and on March 31 of each of the three subsequent years an earnout amount based on target revenue from certain products. The maximum payout for calendar years 1997, 1998 and 1999 is $1,125, $1,500 and $1,875, respectively. These payouts will be recorded as compensation if earned. There was no payout for 1996.
     In connection with the purchase of Silerity, the Chief Executive Officer of the Company, who was formerly the President of Silerity, received $1,131 for his 20% share of Silerity's common stock. He will not participate in any future earnout payments.

Sunrise Test Systems, Inc.
--------------------------
On September 23, 1994, the Company acquired all of the outstanding capital stock of Sunrise for $16,412 in cash, assumption of stock options valued at $1,430, net of $576 in tax benefits, and conversion of a $1,000 convertible subordinated promissory note owed to the Company. This acquisition was accounted for as a purchase and the total purchase price of $19,386, including expenses of $1,120, was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values. Of the total, $15,377 was allocated to purchased research and development and was charged to expense as of the acquisition date. This allocation resulted in goodwill of $1,635 which is being amortized over 7 years and purchased software of $4,088 to be amortized over 5 years.

Chronologic Simulation
----------------------
On March 31, 1994 Viewlogic VMS 3 Corporation, a wholly owned subsidiary of Viewlogic Systems, Inc., was merged with and into Chronologic with Chronologic being the surviving corporation pursuant to an Agreement of Reorganization (the "Reorganization Agreement") dated March 30, 1994. Under the terms of the Reorganization Agreement, the holders of Chronologic's common stock received 911,593 shares of Viewlogic common stock. The merger was accounted for as a pooling-of-interests.
    In connection with the merger with Chronologic in March 1994 the Company recorded one-time charges for merger and pooling costs of $3,100 to reflect the combination of operations of the two companies. Included in these costs are legal, investment banking and accounting fees associated with the transactions and costs associated with combining the operations of previously separate companies and instituting efficiencies. These costs also include costs associated with the cancellation of original equipment manufacturer contracts with a competitor of Chronologic, as well as compensation expense of approximately $960 attributable to grants of options by Chronologic prior to the merger.

3.  OTHER INVESTMENTS

In January 1995, the Company acquired a 20% interest in Eagle Design Automation, Inc. ("Eagle") for $500 in cash. From 1995 to February 1997, the Company made additional net advances to Eagle of $2,516. The Company's aggregate investment in Eagle represents 73% of the capital at risk in Eagle. Accordingly, the Company has recognized losses of $350 and $2,321 in 1995 and 1996, respectively, representing 73% of Eagle's operating losses.
     On February 19, 1997, the Company purchased the 80% of Eagle capital stock not previously owned for $5,788 in cash and assumption of net liabilities. The Company is also required to pay the former shareholders of Eagle additional payments based on the sale by the Company of Eagle's products over the three year period beginning after certain sales targets have been met. There are no minimum or maximum payments based on the sale of Eagle's products; however, if current sales projections are met, such additional payments could total approximately $5,500.
     A director of the Company was the President, director and principal shareholder of Eagle. Another director of the Company is the President and Chief Executive Officer of TTI Partners, the General Partner of Transitions Three, Limited Partnership. Transitions Three, Limited Partnership also owned 20% of Eagle.

4.  MARKETABLE SECURITIES

Certain additional information with respect to the Company's marketable securities as of December 31, 1996 and 1995 is presented below:

                                                 Gross
                                            Unrealized
                                Amortized      Holding        Fair
Security Type                        Cost        Gains       Value
--------------------------------------------------------------------
1996
State obligations                 $ 8,148       $   32     $ 8,180
City, town and other
 local obligations                 10,271           68      10,339
U.S. Government obligations         2,248            5       2,253
Certificate of deposit              2,000                    2,000
Corporate annuity                   1,000                    1,000
Equity security                        41        2,234       2,275
                                  ---------------------------------
  Total                           $23,708       $2,339     $26,047
                                  =================================
1995
State obligations                 $ 7,701       $   47     $ 7,748
City, town and other
 local obligations                 13,260           90      13,350
Certificate of deposit                500                      500
Equity security                       180        5,222       5,402
                                  ---------------------------------
  Total                           $21,641       $5,359     $27,000
                                  =================================

     The unrealized holding gains are reflected net of taxes of $883 and $1,822 in the consolidated balance sheets as of December 31, 1996 and 1995, respectively. In computing realized gains and losses, cost was determined using the specific identification method.
     The fair value of debt securities as of December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

-------------------------------------------------------------------
Due in one year or less                                    $15,207
Due after one year                                           5,565
                                                           -------
  Total                                                    $20,772
                                                           =======

5.  LINE OF CREDIT

The Company has a working capital line of credit (unused at December 31, 1996) which allows borrowings up to the lesser of 80% of eligible domestic and international accounts receivable, or $12.5 million, and expires on February 28, 1997. Interest is charged at the prime rate which was 8.25% at December 31, 1996. The Company does not plan to renew this credit line.
     The line of credit agreement requires compliance with certain financial ratios and, among other terms, requires maintenance of minimum levels of working capital and tangible net worth.

6.  STOCKHOLDERS' EQUITY

Stock Option Plan
-----------------
Under the Company's 1991 Restated Stock Option Plan (the "Plan"), non-qualified and incentive stock options to purchase up to a maximum of 6,849,000 shares of common stock may be granted to certain employees, officers, consultants and directors at exercise prices not less than fair market value at the date of grant. Options become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and continue for the period determined by the Board of Directors but may not exceed ten years for incentive stock options and five years for incentive stock options granted to 10% shareholders. At December 31, 1996, 1,304,026 shares were available for grant under the Plan.
     During 1995, the Company adopted a Stock Exchange Program pursuant to its 1991 Restated Stock Option Plan. The program provided grants to non-executive officer employees of new stock options with a new vesting schedule in exchange for the cancellation of one or more of the stock options then held by each employee. There were 1,325,248 options exchanged under this program in 1995.

Outside Director's Stock Option Plan
------------------------------------
In December 1995, the Company adopted the 1996 Outside Directors' Stock
Option Plan (the "1996 Director Plan") which permits the granting of non-qualified options to purchase up to a maximum of 400,000 shares of common stock to non-employee members of the Board of Directors. The exercise price of the options may not be less than fair market value on the date of grant. This 1996 Director Plan replaced a similar plan established in 1991. Options under the 1996 Director Plan become exercisable upon grant and continue for the period determined by the Board of Directors but may not exceed five years. As of December 31, 1996, 340,000 shares were available for grant under the 1996 Director Plan.
     The following is a summary of all option activity under the Plan, the 1996 Director Plan and the predecessor plan:

                                                          Weighted
                                                           Average
                                          Number          Exercise
                                       of Shares             Price
------------------------------------------------------------------
Outstanding at January 1, 1994         2,696,056            $13.13
  Granted                              1,319,973             21.00
  Exercised                             (692,435)             9.18
  Forfeited                             (301,882)            17.50
                                     -----------------------------
Outstanding at December 31, 1994       3,021,712            $16.55
  Granted                              2,531,652             10.39
  Exercised                             (138,449)             2.52
  Forfeited                           (2,193,560)            16.94
                                     -----------------------------
Outstanding at December 31, 1995       3,221,355            $12.10
  Granted                              1,465,692             11.43
  Exercised                             (225,174)             8.38
  Forfeited                             (546,784)            12.26
                                     -----------------------------
Outstanding at December 31, 1996       3,915,089            $12.04
                                     =============================
Exercisable at December 31, 1994         785,310            $12.06
Exercisable at December 31, 1995         764,147            $11.13
Exercisable at December 31, 1996       1,185,881            $12.26

     The grant date weighted average fair value for options granted in 1996 and 1995 was $4.76 and $4.41, respectively.
     The following table sets forth information regarding stock options outstanding at December 31, 1996 under the Plan, the 1996 Director Plan and the predecessor plan:

                                                                    Weighted
                                          Weighted     Weighted      Average
              Range of          Number     Average      Average     Exercise
Number of     Exercise       Currently    Exercise    Remaining    Price for
  Options       Prices     Exercisable       Price         Life  Exercisable
-----------------------------------------------------------------------------
  408,143  $ 1.00 - $ 8.94     153,144      $ 6.59         5.18       $ 3.30
  272,806    8.94 -   9.88      52,258        9.40         5.70         9.40
  807,278   10.00 -  10.13     178,413       10.12         5.26        10.12
  381,900   10.25 -  10.50      15,150       10.49         6.01        10.46
  397,842   10.63 -  10.75       1,687       10.74         6.10        10.66
  397,245   10.81 -  11.69     269,606       11.08         5.20        11.03
  473,925   11.75 -  14.38      84,548       12.85         5.95        12.75
  502,200   14.50 -  16.50     336,125       16.19         4.20        16.20
  108,750   16.88 -  27.25      80,075       20.67         3.28        20.64
  165,000   27.75 -  27.75      14,875       27.75         4.21        27.75
-----------------------------------------------------------------------------
3,915,089  $ 1.00 - $27.75   1,185,881      $12.04         5.28       $12.26
=============================================================================

Employee Stock Purchase Plan
----------------------------
In February 1996, the Company adopted the 1996 Employee Stock Purchase
Plan (the "1996 Stock Purchase Plan"), which permits eligible employees to purchase up to a maximum of 600,000 shares of common stock. Under the terms of the plan, employees can choose semi-annually to have up to 10% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. The 1996 Stock Purchase Plan replaced a similar plan established in 1994. During 1996, 1995 and 1994, there were 169,290, 174,094 and 78,908 shares, respectively, issued under the Company's
1994 and 1996 Stock Purchase Plans.
     The weighted average fair value of purchase rights granted in 1996 and 1995 was $4.94 and $4.15, respectively.

Stock Repurchase
----------------
In October 1995, the Company's Board of Directors authorized the Company to repurchase up to 2 million shares of the Company's common stock from time to time over the next year as market and business conditions warrant in open market, negotiated and block transactions. This authorization was later extended to October 1997. The repurchased shares will be used in the Company's stock option plans and employee stock purchase plans and for general corporate purposes. During 1996 and 1995, the Company repurchased

680,000 and 320,000 shares of common stock for $7,003 and $3,565, respectively, which is shown as treasury stock.

Pro forma Disclosures
---------------------
As described in Note 1, the Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and net income per share for the years ended December 31, 1996 and 1995 would have been as follows:

                                                 1996          1995
--------------------------------------------------------------------------
Net income                                     $7,119        $  210
Net income per common and
 common equivalent share                       $ 0.42        $ 0.01

     For purposes of the pro forma disclosures, the fair value of the options granted under the Company's stock option plans during 1996 and 1995 was estimated on the date of grant using the Black-Scholes option pricing model. The fair value of employee purchase rights under the Company's stock purchase plans was also estimated using the Black-Scholes option pricing model.
Key assumptions used to apply this pricing model are as follows:

                                                 1996         1995
----------------------------------------------------------------------
Stock Option Plans:
Risk-free interest rate                          5.69%        6.53%
Expected life of option grants              2.74 years   2.78 years
Expected volatility of underlying stock         63.01%       60.97%
Expected dividend payment rate                      0%           0%
                                           -------------------------
Employee Purchase Plan:
Risk-free interest rate                          5.46%        6.30%
Expected life of option grants                6 months     6 months
Expected volatility of underlying stock         59.78%       55.37%
Expected dividend payment rate                      0%           0%

     The pro forma disclosures only include the effects of options granted in 1996 and 1995.

7.  INCOME TAXES

The components of income (loss) before income taxes comprised the following:

                                        Year ended December 31,
                                      -----------------------------
                                       1996        1995      1994
-------------------------------------------------------------------
Domestic                             $17,062     $ 6,865   $(1,080)
Foreign                                1,270       1,324      (309)
                                      -----------------------------
Total                                $18,332     $ 8,189   $(1,389)
                                      =============================

     The provision for income taxes consisted of the following:
                                        Year ended December 31,
                                      -----------------------------
                                       1996        1995       1994
-------------------------------------------------------------------
Current:
  Federal                             $4,181      $3,380    $  180
  State                                  839         874       294
  Foreign                              1,594       1,047     1,415
                                      -----------------------------
    Total                              6,614       5,301     1,889
                                      -----------------------------
Deferred:
  Federal                                  1        (254)    1,725
  State                                    1         (65)      197
  Change in valuation allowance                               (396)
                                      -----------------------------
    Total                                  2        (319)    1,526
                                      -----------------------------
Tax benefit of disposition of
  stock options:
  Federal                                370         250     1,376
  State                                   70          96       137
                                      -----------------------------
    Total                                440         346     1,513
                                      -----------------------------
Total provision                       $7,056      $5,328    $4,928
                                      =============================

     Deferred tax assets and liabilities are comprised of the following:

                                                December 31,
                                            -------------------
                                             1996         1995
--------------------------------------------------------------
Current Assets:
 Accounts receivable                       $  580       $  465
 Deferred compensation                         32          151
 Other                                         81
                                            -------------------
                                              693          616
                                            -------------------
Non-Current Assets:
 Research and development credits             348          348
 Other                                         36
                                            -------------------
                                              384          348
                                            -------------------
Total Assets                               $1,077       $  964
                                            -------------------
Current Liabilities:
 Accrued vacation                           $  42       $   41
 Cash-to-accrual basis conversion             120          158
 Unrealized foreign exchange gain             106
 Other                                        123           95
 Foreign tax grant                          1,304        1,412
                                            -------------------
                                            1,695        1,706
                                            -------------------
Non-Current Liabilities:
 Capitalized software costs                 2,282        2,011
 Purchased technology                       1,014        1,362
 Depreciation and amortization                814          606
 Unrealized holding gain                      883        1,822
                                            -------------------
                                            4,993        5,801
                                            -------------------
Total Liabilities                          $6,688       $7,507
                                            -------------------
Total net deferred tax liability           $5,611       $6,543
                                            ===================

     In 1987, one of the Company's subsidiaries received a tax grant from the government of The Netherlands. The subsidiary's obligation to repay the grant is reduced each year until 1997 by the amount of income taxes paid to The Netherlands government. In January 1997 the grant was repaid. For financial reporting purposes, the grant was recorded as a deferred tax liability.
The change from 1995 to 1996 results from the effect of foreign exchange rates of $108.
     A reconciliation between statutory and effective federal income tax rates is as follows:

                                           Year Ended December 31,
                                         ---------------------------
                                           1996       1995     1994
--------------------------------------------------------------------
Statutory tax rate                         35.0%      35.0%   (35.0%)
State income taxes - net of federal
 income tax benefit                         3.1        7.2     28.1
Foreign taxes                              (1.0)       4.7     22.7
Tax credits                                (2.7)      (4.2)   (32.4)
Change in valuation allowance                                 (28.5)
Tax-exempt income                          (1.6)      (3.9)   (21.1)
Equity method for investment                4.1
Purchased research and development                    25.7    387.5
Foreign sales corporation benefit          (2.5)      (4.1)   (23.6)
Other                                       4.1        4.7     57.1
                                          ---------------------------
Effective tax rate                         38.5%      65.1%   354.8%
                                          ===========================

8.  COMMITMENTS AND CONTINGENCIES

Leases
------
The Company leases its principal office facilities and certain computer equipment under noncancelable operating leases expiring on various dates through 2002. The Company's headquarters office lease includes three two-year renewal options to extend the lease through 2008. The lease contains a three-month rental abatement and a rental escalation clause, the effects of which are being recognized ratably over the lease term. At December 31, 1996, future minimum lease payments under these noncancelable leases were approximately as follows: 1997, $4,733; 1998, $3,925; 1999, $2,866; 2000,
$2,463; 2001, $1,751; 2002, $1,403. The Company leases other office facilities under operating lease agreements for which lease terms are one year or less. Total rent expense was approximately $6,265, $5,874 and $4,587 for the years ended December 31, 1996, 1995 and 1994, respectively.

Contingencies
-------------
The Company is involved in certain legal proceedings which have arisen in the ordinary course of business. Management believes the outcome of these proceedings will not have a material adverse impact on the Company's financial condition or operating results.

9.  SEGMENT INFORMATION

Summarized information about the Company's operations by geographic area is as follows:

Year Ended December 31, 1996:

                    North                               Elimi-      Consoli-
                  America      Europe        Japan     nations         dated
----------------------------------------------------------------------------
Total revenue    $111,575     $20,163      $11,635    $(10,454)     $132,919
Income (loss)
 from operations   11,087        (202)       1,241                    12,126
Identifiable
 assets           119,402      13,828        9,455     (11,476)      131,209
============================================================================

Year Ended December 31, 1995:

                    North                               Elimi-      Consoli-
                  America      Europe        Japan     nations         dated
----------------------------------------------------------------------------
Total revenue    $102,177     $22,009       $9,221    $(12,447)     $120,960
Income (loss)
 from operations    5,125        (155)       1,264                     6,234
Identifiable
 assets           108,386      18,425        6,820     (14,648)      118,983
============================================================================

     No customer accounted for more than 10% of revenue in 1996, 1995 or 1994. Export sales, primarily to Europe and Asia, accounted for approximately
11%, 11% and 14% of total revenue for the years ended December 31, 1996, 1995 and 1994, respectively.

10.  RETIREMENT SAVINGS PLAN

The Company has a 401(k) retirement savings plan established in 1988 covering substantially all of the Company's domestic employees. Matching Company contributions are at the discretion of the Board of Directors. The Company matches 50% of employee contributions, up to 6% of the participants' salaries. Employer contributions amounted to $906, $851 and $734 for the years ended December 31, 1996, 1995 and 1994, respectively.

                 INDEPENDENT AUDITORS' REPORT

Company logo:  DELOITTE & TOUCHE LLP

To the Board of Directors and Stockholders of Viewlogic Systems, Inc.:
----------------------------------------------------------------------
We have audited the accompanying consolidated balance sheets of Viewlogic Systems, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express anopinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/  Deloitte & Touche LLP

Boston, Massachusetts
January 29, 1997
   (February 19, 1997 as to the second paragraph of Note 3)

            Viewlogic Systems, Inc. and Subsidiaries
          SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
             (In thousands, except per share data)

Quarter ended                March 31     June 30   September 30  December 31
-----------------------------------------------------------------------------
1996
Total revenue                 $28,812     $32,487        $34,427      $37,193
Income from operations            561       2,895          3,270        5,400
Net income                        609       2,042          3,124        5,501
Net income per share          $  0.04     $  0.12        $  0.18      $  0.33
Weighted average number of
 common and common equivalent
 shares outstanding            16,883      17,601         17,403       16,711
                              ===============================================

Quarter ended                March 31     June 30   September 30  December 31
-----------------------------------------------------------------------------
1995
Total revenue                 $26,256     $29,070        $33,180      $32,454
Income (loss) from operations      36       2,047          4,973        (822)*
Net income (loss)                 321       1,497          3,304      (2,261)*
Net income (loss) per share   $  0.02     $  0.09        $  0.19      $(0.13)*
Weighted average number of
 common and common equivalent
 shares outstanding            17,007      17,293         17,592       17,336
                              ===============================================

Common stock market price:
Quarter ended                March 31     June 30   September 30  December 31
-----------------------------------------------------------------------------
1996
 High                          11 1/4     17 15/64        14 1/2       11 1/2
 Low                            9 5/8     11 5/8          10 1/2        8 5/8
1995
 High                          10 5/8     13 3/8          15 1/8       13 1/2
 Low                            8          8 9/16         11 3/4        9 3/4
-----------------------------------------------------------------------------

The Company's common stock is traded on the over-the-counter market and is quoted on the NASDAQ National Market System under the symbol "VIEW".
The common stock prices shown are based on the NASDAQ daily close stock price.

* Includes $6,023 in non-recurring acquisition related costs. Excluding these non-recurring items, net income would have been $3,762 or $0.22 per share.

Dividends
---------
The Company has not paid cash dividends on its common stock and has historically retained earnings for use in its business. Prior to the pooling, Chronologic Simulation paid dividends to its shareholders.

            Viewlogic Systems, Inc. and Subsidiaries
          FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
             (In thousands, except per share data)

                                       Year ended December 31,
                           ------------------------------------------------
                             1996      1995       1994      1993     1992
------------------------------------------------------------------------------
Income Statement Data
 Total revenue           $132,919  $120,960  $118,580    $97,926   $70,964
 Income (loss) from
  operations               12,126     6,234*   (2,879)**  18,376***  9,774****
 Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  for income taxes         11,276     2,861    (6,317)    13,702     7,633
 Net income (loss)         11,276     2,861*   (6,317)**  13,702***  7,833****
 Income (loss) from
  operations as a
  percentage of total
  revenue                     9.1%      5.2%     (2.4%)     18.8%     13.8%

Per Share Data
 Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  for income taxes        $  0.66   $  0.17   $ (0.36)    $ 0.79    $ 0.47
 Net income (loss)        $  0.66   $  0.17*  $ (0.36)**  $ 0.79*** $ 0.48****
 Weighted average number
  of common and common
  equivalent shares
  outstanding              17,104    17,249     17,391    16,759    16,092

Balance Sheet Data
As of December 31:
 Cash, cash equivalents
  and marketable
  securities              $61,779  $ 57,768   $ 54,151   $44,899   $37,973
 Working capital           57,241    56,437     52,302    56,227    43,974
 Property and
  equipment, net           13,749    12,039     11,252     9,685     6,728
 Total assets             131,209   118,983    116,157    95,263    72,835
 Stockholders' equity      82,474    77,291     72,352    70,042    51,774
----------------------------------------------------------------------------

* Includes net effect of $6,023 in non-recurring costs associated with the merger with Silerity, Inc. Excluding these non-recurring items, income from operations as a percentage of total revenue is 10.1% and net income per share is $0.52

** Includes net effect of $17,609 in non-recurring costs associated with the merger with Chronologic Simulation and purchase of Sunrise Test Systems, Inc. Excluding these $18,477 pre-tax non-recurring items, income from operations as a percentage of total revenue is 13.2% and net income per share is $0.65.

*** Includes net effect of $520 in non-recurring costs associated with the merger with Quad Design Technology, Inc. Excluding the $600 pre-tax non-recurring items, income from operations as a percentage of total revenue is 19.4% and net income per share is $0.82.

**** Includes net effect of $1,238 in non-recurring costs associated with the merger with Vantage Analysis Systems, Inc. and credit associated with the adoption of SFAS 109, Accounting for Income Taxes. Excluding the $1,700 pre-tax non-recurring items, income from operations as a percentage of total revenue is 16.2% and net income per share is $0.56.

CORPORATE INFORMATION

Corporate Headquarters
----------------------
The Company's corporate headquarters
is located at:
293 Boston Post Road West
Marlboro, MA 01752
Telephone: 508-480-0881
Fax: 508-480-0882
Internet Home Page: http:/www.viewlogic.com

Investor Information
--------------------
Requests for information about the
Company should be directed to:
K.C. Morrissey, Investor Relations
Viewlogic Systems, Inc.
293 Boston Post Road West
Marlboro, MA 01752
Telephone: 508-480-0881

Report on Form 10-K
-------------------
Shareholders may obtain additional
financial information about
Viewlogic Systems, Inc. from the
Company's Report on Form 10-K
filed with the Securities and Exchange
Commission. Copies are available
without charge upon request from:
K.C. Morrissey, Investor Relations,
Viewlogic Systems, Inc.

Annual Meeting
--------------
The Annual Meeting of Shareholders
will be held on: Tuesday, May 13,
1997 at 10:00 am at the Hale and
Dorr Suites, 26th Floor, 60 State
Street, Boston, MA.

Stock Listing
-------------
NASDAQ National Market
Symbol: VIEW

Legal Counsel
-------------
Hale and Dorr LLP, Boston, MA

Independent Auditors
--------------------
Deloitte & Touche LLP, Boston, MA

Transfer Agent and Registrar
----------------------------
State Street Bank & Trust

Banks
-----
State Street Bank & Trust
Silicon Valley Bank

Directors
---------
Alain J. Hanover
  Chairman of the Board,
  Viewlogic Systems, Inc.
William J. Herman
  President and Chief Executive Officer,
  Viewlogic Systems, Inc.
Gregory T. George
  Vice President, Technology Funding,
  and General Partner, Technology
  Funding, Ltd.
Gordon B. Hoffman
  Group Vice President, Software,
  Viewlogic Systems, Inc.
Larry E. Reeder
  Private Investor
Gregory A. White
  Executive Director, Massachusetts
  Pension Reserves Investment
  Management Board
Allyn C. Woodward, Jr.
  President, Adams, Harkness &
  Hill, Inc.

Executive Officers
------------------
Alain J. Hanover
  Chairman of the Board
William J. Herman
  President and Chief Executive Officer
David A. Adey
  Vice President, Human Resources
Ronald R. Benanto
  Senior Vice President of Finance,
  Chief Financial Officer, and Treasurer
David P. Burow
  Group Vice President, ASIC
Gordon B. Hoffman
  Group Vice President, Software
Peter T. Johnson
  Vice President, General Counsel and Secretary
Harold E. Julsen
  Senior Vice President of World-wide Sales
Richard G. Lucier
  Group Vice President, Systems
Lawrence M. Rubin
  Group Vice President, Advanced Development
Shiv Tasker
  Senior Vice President, Corporate
  Marketing and Consulting Services

All company and product trademarks or
registered trademarks are the property of their respective owners.
(c) Copright 1997, Viewlogic Systems, Inc.
All rights reserved. Printed in the U.S.A.

VIEWLOGIC SYSTEMS, INC.
293 BOSTON POST ROAD WEST
MARLBORO, MA 01752

Company logo:  Viewlogic(R)

Back cover photo:  front portion of an automobile.

                              58